SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

telephone (561) 362-9595
facsimile (561) 362-9612
e-mail:  roxanne@swblaw.net

February 19, 2009

“CORRES”

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Attention:              Rolaine S. Bancroft, Special Counsel
Michelle Lacko, Staff Attorney, Division of Corporation Finance

Re:          Caribbean Villa Catering Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-151840

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filing.  The Company is in receipt of the staff’s letter of comment dated September 15, 2008.  The Company has filed Amendment No. 2 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments.  Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments.

The Company apologizes for any inconvenience the delay in responding to the staff’s letter and filing this amendment may have caused the staff.  The delay in responding was a result of the Company completing the formation of its subsidiary in the Dominican Republic and the residency of its chef, Mr. Jones.  In addition, the Company determined, in the essence of efficiency, to include in its amendment the financial statements for the year end December 31, 2008.

Outside Front Cover Page

1.           We note your response to prior comment 1.  When the selling shareholders who purchased stock in the November/December 2007 private placement purchased restrictive, illiquid shares for $0.25 a share, they agreed that they were worth $.25 a share with the restrictions of a non-public security.  Now they are registering a liquid, non-restrictive security.  Either revise the price or explain why the changed factors do not result in a different price.

RESPONSE:                                Amendment No. 2 has been revised, in consideration of various factors including economic conditions of security markets, to increase the fixed price for the sale of the selling shareholder shares to $.30 per share. Please note the additional amount for the registration fee has been paid.

Securities and Exchange Commission
February 19, 2009

Prospectus Summary, page 3

2.
While we note your response to prior comments 3 and 7, please revise your summary, risk factors and business section, as appropriate, to provide additional discussion relating to the legal requirements under Dominican Republic law for incorporating a subsidiary, including, but not limited to, details regarding the filing process, registration and filing fees and form requirements.

RESPONSE: On September 30, 2008, the Company formed a subsidiary, Servicios De Banquettes Costa Norte SA, a company formed under the laws of the Dominican Republic. Accordingly, in the summary and elsewhere in the prospectus, including under Our Business, page 14, we have disclosed the formation of the subsidiary in the DR rather than the process to form a subsidiary in the DR.  In addition, we have deleted the risk factor as to the need to form a subsidiary.  The Company does not believe a risk factor is necessary as to the continued good standing of the subsidiary since the Dominican Republic requires the filing and paying of the annual taxes each year as is similar for US corporations.

Risk Factors, page 5

We Are Not Permitted to Conduct Business, page 6

3.
We note your response to prior comment 7, however, please revise your subheading to discuss the risk and the associated consequence.  Accordingly, please revise your disclosure to discuss the risk of your inability to conduct business in the Dominican Republic.

RESPONSE: As described above in response to Staff comment 2, the Company formed the DR subsidiary in Sept. 2008 and, accordingly we have deleted this risk factor.

Stockholders May Not Be Able To Enforce Claims, page 7

4.
We note that the discussion under this subheading also discusses the risks associated with bringing an original action in a Dominican court.  Please revise to create a separate subheading to discuss this risk.

RESPONSE:  In response to the Staff’s comment, it is not clear whether the Staff is suggesting we create a separate risk factor or to create a separate subheading to the existing risk factor. Since a separate risk factor describing the risks associated with bring an original action in the Dominican courts would consist of substantially the same information that is provided under the existing risk factor relating to the enforcement of a judgment in the Dominican courts, the existing risk factor, which already discusses the risks associated with bring an original action, has been revised in Amendment No. 2 to the Form S-1 to provide a separate subheading to this effect.

We Are Completely Dependent Upon The Efforts, page 8

5.
Please revise your disclosure under this subcaption to discuss the fact that Stuart Wayne Jones, your Executive Chef, has not completed the residency application which would allow him to reside in the Dominican Republic and undertake paid employment in the Dominican Republic.

RESPONSE: On December 16, 2008 Mr. Jones was granted residency in the Dominican Republic.  Accordingly, the requested disclosure is no longer applicable.

Securities and Exchange Commission
February 19, 2009

6.
We note your disclosure that Mr. Jones currently spends substantially all of his time in the Dominican Republic.  Please revise your disclosure to provide quantitative information, delineated in days or months, relating to the amount of time Mr. Jones currently spends in the Dominican Republic and a reasonable estimate of how much time he will spend there if his residency application is approved.  Also, please revise or provide a basis for your statement that Mr. Jones reasonably believes his residency application will be granted.

RESPONSE:    Amendment No. 2 has been revised to include disclosure under this subcaption as to the Dominican Republic residency of Mr. Jones, his full time towards the business of the Company and the quantitative amount of time Mr. Jones currently spends in the Dominican Republic and devotes to the Company.  In this regard, we have also included disclosure as to the quantitative amount of time Mr. Seeley and Mr. Stuart devote to the Company.

Liquidity and Capital Resources, page 12

7.
We note your disclosure on page 12 that you anticipate that your expenses in rendering catering services will be substantially, if not completely, offset by revenues from the particular catering service.  We also note your similar comment in the fourth paragraph on page 13 relating to cash used in operating activities.  Please provide a basis for these statements.

RESPONSE:  Amendment No. 2 has been revised to clearly explain that since the company’s business model anticipates that each catering project will be priced based on the particular menu and services to be provided, and the company will pass along all current food and supply costs at that particular time to the customers in the form of charging prices to cover all food and supply costs for the particular catering job, the Company anticipates that these and any additional direct expenses incurred in rendering the catering services would be substantially, if not completely, offset by revenues from the particular catering  job as such expenses will not be part of the fixed overhead costs.

Our Business, page 14

8.
We note your response to prior comment 13, however, marketing language still appears in the prospectus.  For instance, we note the following language: “purveyors who stock quality products;” “fresh ingredients at reasonable prices;” and “attractive price-value relationship.”

RESPONSE:  Amendment No. 2 has been revised to delete certain language that may appear to be marketing language. With respect to the reference “fresh ingredients” and “reasonable prices” we do not believe that this is marketing language in the context to which it is referenced.  Our business plan is to use only fresh ingredients, not processed or frozen.  We believe that it is appropriate to disclose that we believe we can obtain fresh ingredients at reasonable prices, and can offer our menus at reasonable prices compared to alternative sources of meals.  If we cannot, then we will need to modify our business plan which, as a risk factor already reflects, may affect our ability to compete and continue our business.

9.
While we note your response to prior comment 16, please revise or provide a basis for your statement on page 14 that you believe your visiting catering services will generate demand from villas which have staffs that include a cook..

RESPONSE:  Amendment No. 2 has been revised to delete the reference sentence.

Securities and Exchange Commission
February 19, 2009

10.
While we note your response to prior comment 18, please revise or provide a basis for your statement on page 15 that you do not anticipate having any difficulty obtaining ingredients at reasonable prices.

RESPONSE:  Amendment No. 2 has been revised to provide the basis for its belief that the Company does not anticipate having any difficulty obtaining ingredients for its menus since there are a number of potential suppliers in each food category, such as fish, meat and produce, in these towns as well as for all other ingredients necessary for the preparation of food, and reference to reasonable prices has been deleted in as much as prices will be relative to the menu the customer chooses, which prices the Company intends to pass along to such customer.

Competition, page 16

11.	Please revise or provide a basis for your statement on page 17 that the décor of high-end restaurants and exclusive hotels are inferior in comparison to luxury villas.

RESPONSE:  Amendment No. 2 has been revised to delete the referenced sentence.

Government and Industry Regulation, page 17

12.
We note your response to previous comment 20 and reissue.  Please revise your disclosure to provide an estimate of the difficulty of obtaining a Sello de Calidad Digenor, including your estimate of the likelihood that the relevant government agency will refuse to grant you a certificate.  If material, please create a risk factor to discuss the associated risks.

RESPONSE: The Company has determined that it will not prepare any food or dishes in the corporate kitchen and, therefore, will not seek to obtain the Sello de Calidid Digenor.  Accordingly the foregoing comment is no longer applicable.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ Roxanne K. Beilly

Cc:           Mr. Robert Seeley